EXHIBIT 2                                                    Page 11 of 23 Pages

REPORTING PERSON RELATIONSHIPS


        On December 31, 1996, Charles River Partnership VI ("CRP VI") was the registered holder of 529,538 shares of ON Technology Corporation. common stock. Its "sister" venture capital partnership, Charles River Partnership VI-A ("CRP VI-A"), was the registered holder of 93,445 shares of ON Technology
Corporation common stock. The general partner of both CRP VI and CRP VI-A is Charles River VI GP Limited Partnership ("CRP VI GP"). The individual general partners of CRP VI GP are Richard M. Burnes, Jr., Donald W. Feddersen, John T. Neises and Michael J. Zak. CRP VI GP and Messrs. Burnes, Feddersen, Neises and Zak disclaims beneficial ownership of the shares held by CRP VI and CRP VI-A for which it / he does not have a pecuniary interest.